                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2008

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         By /s/ Eli Gendler
                                                         -----------------------
                                                         Eli Gendler
                                                         Chief Financial Officer

Dated: September 10, 2008

                                  EXHIBIT LIST

Exhibit A - Proxy statement sent to the registrant's shareholders in connection with the Extraordinary General Shareholders Meeting scheduled to be held on
October 16, 2008.

Exhibit B - Proxy card sent to the registrant's shareholders in connection with the Extraordinary General Shareholders Meeting scheduled to be held on October
16, 2008.